[redacted]NITED STATES
NDEXCHANGE COMMISSION
hington, D.C. 20549

09057882

SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

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. AUDITED REPORT
rORM X-17A-5
PART III

SEC FILE NUMBER
8-31388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resort Securities and Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11030 Jones Bridge Road, Suite 300
(No. and Street)

Alpharetta, (City) Georgia (State) 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Cole Van Houten 770-569-2099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green
(Name – *if individual, state last, first, middle name*)

117 W. Broad Street Suite 101 (Address) Fairburn (City) Georgia (State) 30213 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. Cole Van Houten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resort Securities and Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RHONDA MASON
MY COMMISSION EXPIRES
MAR. 21 2009
FULTON COUNTY, GEORGIA
NOTARY PUBLIC

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESORT SECURITIES AND INVESTMENTS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
(770) 964-0035 FAIRBURN, GA. 30213 (770) 964-5266

Independent Auditor's Report

Board of Directors
Resort Securities and Investments, Inc.
Saddlebrook Office Park
11030 Jones Bridge Road, Suite 300
Alpharetta, GA 30022

We have audited the accompanying statement of financial condition of **Resort Securities and Investments, Inc.** (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Resort Securities and Investments, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

G Patrick Green, CPA PC
February 3, 2009

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,018	$ 26,802
Certificate of deposit	6,000	6,000
Accounts receivable	23	-
Accrued interest receivable	-	84
TOTAL CURRENT ASSETS	10,041	32,886
TOTAL ASSETS	$ 10,041	$ 32,886
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT AND OTHER LIABILITIES		
Accrued expenses	$ 1,000	$ -
TOTAL CURRENT AND OTHER LIABILITIES	1,000	-
LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	1,000	-
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 1,000 shares authorized, 161 shares issued and outstanding)	161	161
Additional paid-in-capital	46,417	46,417
Retained earnings	(13,692)	(28,963)
Current year net income	(23,845)	15,271
TOTAL STOCKHOLDER'S EQUITY	9,041	32,886
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 10,041	$ 32,886

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31

	2008	2007
REVENUE		
Due Diligence	$ 27,500	$ 35,000
Feasibility Study	2,500	$ -
Interest	250	374
TOTAL REVENUES	30,250	35,374
EXPENSES		
Accounting	2,300	2,300
Bank charges	139	155
Due diligence	27,500	34,682
Consulting	898	1,900
Continuing education	75	-
Feasibility study	2,500	-
Legal fees	7,221	7,817
Meals and entertainment	-	112
Membership fees and dues	605	935
Office supplies	-	264
Postage	200	335
Rent	12,000	6,000
Surety/fidelity Bonds	364	364
Taxes	293	239
TOTAL EXPENSES	54,095	55,103
NET PROFIT (LOSS) FROM OPERATIONS	(23,845)	(19,729)
OTHER INCOME		
Consolidation payment from NASD	-	35,000
NET INCOME	$ (23,845)	$ 15,271

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock # Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Total
Balance at December 31, 2006	161	$ 161	$ 46,417	$ (28,963)	17,615
Net income 12/31/07				15,271	15,271
Balance at December 31, 2007	161	$ 161	$ 46,417	$ (13,692)	32,886
Net income 12/31/08				(23,845)	(23,845)
Balance at December 31, 2008	161	$ 161	$ 46,417	$ (37,537)	$ 9,041

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income from operations	$ (23,845)	$ (19,729)
Adjustments to reconcile net income or loss to net cash used in operating activities		
Increase in accounts payable	1,000	-
Increase in accounts receivable	(23)	-
Decrease in accrued interest receivable	84	46
Net cash used by operating activities	(22,784)	(19,683)
CASH FLOWS FROM INVESTING ACTIVITIES		
Consolidation payment from NASD	-	35,000
Net cash provided by investing activities	-	35,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used by financing activities	-	-
NET INCREASE IN CASH & CASH EQUIVALENTS	(22,784)	15,317
CASH & CASH EQUIVALENTS JANUARY 1	26,802	11,485
CASH & CASH EQUIVALENTS DECEMBER 31	$ 4,018	$ 26,802

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **Resort Securities and Investments, Inc.** (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation - The Company incorporated under the laws of the State of Colorado on January 9, 1984.

Ownership - The Company is wholly owned by its president and director, T. Cole Van Houten.

Nature of Operations - The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is licensed as a broker/dealer under the laws of the State of Georgia. The company is engaged in the business of real estate syndication and providing investment advisory services and products to the public.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Income Taxes - The Company has recorded no deferred income tax expense or benefit because it has elected to be treated as an S Corporation for income tax purposes. Any tax liabilities incurred or credits generated are attributable to the stockholders in accordance with federal and state income tax laws.

NOTE B - RELATED PARTY TRANSACTIONS

During the periods ended December 31, 2008 and 2007, the Company paid its sole shareholder the following amounts:

	2008	2007
Due Diligence	$ 27,500	$ 33,000
Feasibility Study	2,500	-
Legal Fees	7,221	7,500
Rents	12,000	6,000
Total	$ 49,221	$ 46,500

Also, during the periods ended December 31, 2008 and 2007, the Company received Due Diligence and Feasibility fees from the following companies, in which its sole shareholder is an equity owner:

	2008	2007
I-20 East Properties, LTD	$ 12,500	$ 15,000
Peachtree Suwanee Properties, LTD	17,500	20,000
Total	$ 30,000	$ 35,000

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

NOTE D – PRIOR PERIOD RESTATEMENT

The Statement of Cash Flows for the year ended December 31, 2007, reported Net Income from Operations incorrectly. This amount included the consolidation payment from NASD which should have been reported as an investment activity. The amounts have been restated herein to reflect the correction of this error.

SCHEDULE I

RESORT SECURITIES AND INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

$ 10,041	Total Assets
(1,000)	Liabilities (Aggregate Indebtedness)
9,041	Net Capital
(226)	Non Allowable Assets
8,815	Net Capital
-	Haircuts
8,815	Net Capital
(5,000)	Minimum Net Capital
$ 3,815	Excess Net Capital

RECONCILIATION OF 12/31/2008 QUARTERLY FOCUS REPORT PART IIA TO AUDITED FINANCIAL STATEMENTS

12/31/2008	Net capital reported on focus report	$8,731
	Accounts payable overstated	84
12/31/2008	Net capital reported on audited financial statements	$8,815

SCHEDULE II

RESORT SECURITIES AND INVESTMENTS, INC.
OTHER INFORMATION

AS OF DECEMBER 31, 2008

The following statements and computations are not applicable at December 31, 2008, and for the year then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

G. PATRICK GREEN, CPA PC
CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
(770) 964-0035 FAIRBURN, GA. 30213 (770) 964-5266

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Board of Directors
Resort Securities and Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 200
Alpharetta, GA 30022

In planning and performing our audit of the financial statements of **Resort Securities and Investments, Inc.** (the Company) for the years ended December 31, 2008 and December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company and does not effect our report thereon dated February 3, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

G. Patrick Green, C.P.A.
February 3, 2009